Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Creating a Premier Global Carrier

With Substantial Benefits for North Carolina

March 21, 2013

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Introducing the New American Airlines

• Creates a premier global carrier

• Together, American and US Airways will be better equipped to compete and win against other global carriers

• Enhances value for all financial stakeholders

• Creates substantial synergies, generates greater financial strength and flexibility, and benefits from employee support, facilitating integration

• Offers consumers more choices and better service

• A more robust global network with the ability to connect more passengers to more places

• Additional investments in products and services to improve travel experience

• Improved loyalty benefits by expanding opportunities to earn and redeem miles

• Highly competitive for global corporate accounts

• Enhanced connectivity within the oneworld® Alliance creating more options for travel and benefits both domestically and internationally

• Expects to maintain all existing hubs and service to all destinations

• Significant benefits for employees

• Historic new precedent for labor/management partnership within airline industry

• American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

• Merger provides a path to improved compensation and benefits

• Creates greater career opportunities for employees over the long term

Substantial Benefits for CLT and North Carolina

The combination will improve traffic flow through CLT

· Combined airline will be largest domestic carrier

· Combined networks will offer 784 daily departures, with access to 336 destinations around the world from North Carolina

· Strong domestic foundation supports international growth

Combined network to provide CLT with increased connectivity

· New American Airlines will have the most service in the eastern region

· Increased presence on the East Coast will increase CLT importance as a hub

· CLT to have access to a larger international network, including robust network in Latin America

Together, American Airlines and US Airways employ ~9,800 people in North Carolina, supporting long-term economic growth

· Combined network will serve 9 locations across North Carolina—Asheville, Charlotte, New Bern, Fayetteville, Greensboro, Greenville, Jacksonville, Raleigh-Durham and Wilmington

With increased connectivity, CLT will be a key hub in the combined airline’s global network, resulting in more travel options for North Carolina customers

Substantial Benefits for CLT and North Carolina

CLT will benefit from increased connectivity, a broader route network, and a more competitive airline

Our Commitment to Charlotte Will Not Change

US Airways is an important economic driver for the Charlotte area

CLT is US Airways’ largest hub and ensures connections to more than 130 nonstop destinations (31 of those are international)

• Today, CLT is the fourth largest single airline hub in terms of departures in the world

• Just behind Delta in Atlanta, American in Dallas-Fort Worth and the combined United/Continental in Houston (More departures than Air France in Paris, British Airways in London or Lufthansa in Frankfurt)

• Husqvarna, Electrolux, Chiquita and others cited terrific air service from CLT as one of the top reasons they relocated to Charlotte; including AREVA in early March

• CLT one of the reasons Charlotte was chosen for 2012 Democratic National Convention

US Airways has grown CLT over three years, bucking the industry trend of shrinking hubs, From 550 to 653 daily departures

• Added more or new service to key business markets (New York, Washington, D.C., Ottawa, Montreal, Baton Rouge)

• Added nonstop service to five trans-Atlantic destinations: Paris-Charles de Gaulle, Rio de Janeiro, Rome, Madrid, Dublin. Service to Sao Paulo starts June 8

• Begin servicing London Heathrow March 30, increasing CLT’s position as a world-class city

In 2012, US Airways supported more than 80 nonprofit organizations in Charlotte and contributed more than $950,000 to help them meet their missions

Charlotte is a critical part of the US Airways network and will continue to play an important role in the combined American Airlines – US Airways network

A Stronger oneworld®

• oneworld is the preferred alliance for premium customers

• A combination will create a more equal alliance share in the United States, offering robust competition in the global marketplace

Largest Worldwide Premium Destinations

International Premium Passengers Per Day Each Way

London 4,200

2,500 Star 45%

oneworld

26%

SkyTeam 30%

AFTER

Star 36%

oneworld

34%

SkyTeam 30%

MIDT premium passenger bookings

Diio 2013 published schedules as of January 25, 2013

2,500

2,300

2,300

1,700

1,400

1,300

Tokyo

New York

Hong Kong

Singapore

Paris

Seoul

Frankfurt

US to World ASM Share

BEFORE

World-Class Global Network

Asia/Pacific

5 Destinations

8 Routes

Canada

■?9 Destinations■?30 Routes

Mexico

■?20 Destinations■?42 Routes

Europe / Middle East

■?21 Destinations■?52 Routes

Caribbean

■?32 Destinations■?93 Routes

South America

21 Destinations

34 Routes

Central America

■?10 Destinations■?22 Routes

Complementary Domestic Network

Domestic Network 218 Destinations 682 Routes

Diio 2013 published schedules as of January 25, 2013

Enhancing Competition

2012 Consolidated Available Seat Miles

Source: Full Year 2012 Consolidated ASMs, as reported

Southwest and others also provide competition in the marketplace

Combination will create three similarly sized, competitive global network carriers

Combination will create three similarly sized, competitive global network carriers

Key Support from Labor

• The unions for both airlines are supporting this merger because they understand the benefit of working for an airline that is better positioned to grow and compete in today’s industry

• American’s pilot, flight attendant and ground employee unions and US Airways’ pilot union have agreed to terms for improved collective bargaining agreements, effective upon merger completion

• US Airways’ flight attendant union has reached a tentative agreement, which includes support for the merger

• American’s unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

• Employees will benefit from being part of a company with a more competitive and stable financial foundation

• This promise of stability will create greater opportunities for employees over the long term

Enhanced network and revenues support better labor contracts and greater job stability

What People are Saying

Charlotte…

“All indications are this merger will be good for Charlotte. Charlotte’s going to be just fine.”

- ANTHONY FOXX, MAYOR, CITY OF CHARLOTTE (2/15/13)

“[The combined company’s] broad network will significantly expand Charlotte’s connection to the rest of the world. This will be good for our businesses and economy.”

-BOB MORGAN, CEO, CHARLOTTE CHAMBER (2/15/13)

“[I see] tremendous opportunities and look forward to continued economic growth for the Charlotte region.”

-RICHARD HUDSON, CONGRESSMAN, STATE OF NORTH CAROLINA (2/14/13)

“What’s really likely is it becomes one of the cornerstone hubs in the combined airline. If you think about it, Charlotte is probably one of the few hubs that could actually increase capacity. If you can increase capacity and you’re cheap, I think it’s likely to bring a lot more traffic to the city. I think it’s going to be very positive for Charlotte.”

- RYAN CLUTTER, EXECUTIVE VICE PRESIDENT, CBRE GROUP (2/14/13)

“The American-US Airways merger is great news for North Carolina. The deal could connect our state to more destinations worldwide, increase travel and economic activity around one of the world’s most important transportation hubs, and help us create jobs. I am excited and supportive of the plan and wish both companies luck in seeing the deal through to the end.”

- PAT MCCRORY, GOVERNOR, NORTH CAROLINA (2/14/13)

What People are Saying

Product…

“The U.S. industry has really turned the tide. Historically, airlines haven’t had the funds to invest. But they are now making healthy returns and are willing to invest them back in new products.”

- JOHN THOMAS, HEAD OF GLOBAL AVIATION AND TRAVEL PRACTICE, L.E.K. CONSULTING (2/14/13)

“We’ve gone from the a high competition and high turmoil situation of just a few years ago, when consumers didn’t know if the airline they bought tickets for would still be operating when it came time to fly. Now all the major airlines are profitable — although not hugely — and can now invest in their product.”

- SETH KAPLAN, MANAGING PARTNER, AIRLINE WEEKLY (2/14/13)

“American has set a real flag in the ground: relaunched domestic product, major service enhancements in terms of WiFi, new seating. Coach is always going to be coach, but certainly they’ve made a lot of enhancements.”

- CHRIS SLOAN, FOUNDER, AIRCHIVE.COM (2/14/13)

Union Leaders…

“Industry consolidation that involves AMR will bring the most value to AMR’s stakeholders and is the most rational path to creating a long-term viable and profitable company.”

- KEITH WILSON, PRESIDENT, ALLIED PILOTS ASSOCIATION (8/17/12)

“A merger…will save jobs, pensions and salaries and provide a much brighter future for American Airlines, our customers and all the airline’s employees.”

-CAPTAIN DAVE BATES, FORMER PRESIDENT, ALLIED PILOTS ASSOCIATION (4/20/12)

What People are Saying

Industry Experts…

“An expanded AA-US would be able to add more connections between cities, thus increasing its utility and appeal to travelers — and increasing competition and consumer choice.”

-HENRY HARTEVELDT, TRAVEL INDUSTRY ANALYST, HUDSON CROSSING (8/9/12)

Media…

“One of the most obvious improvements would be an increased number of international destinations available to frequent fliers.”

- USA TODAY (2/7/13)

Roadmap to Completion

Key conditions

• Stakeholder Approval of Plan of Reorganization and Court Confirmation by the U.S. Bankruptcy Court for the Southern District of New York

• Regulatory approvals and customary closing conditions

- Filed HSR

• Approval by US Airways shareholders

• No financing condition or consents or approvals required from labor unions

The combination is expected to be completed in the third quarter of 2013

New American Airlines Offers Substantial Benefits for All Stakeholders

Customers

• More choices, better service and enhanced travel experience across a larger worldwide network

• Unparalleled benefits through the world’s largest airline loyalty program

• Improved opportunities to earn and redeem miles across the combined network

Communities

• Expects to maintain all hubs currently served by both airlines

• Communities will benefit from job and economic growth

• Enhances service and single-carrier access to a global network

• Leading alternative for global corporate accounts

Employees

• Historic new precedent for labor/management partnership within airline industry

• American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

• Provides employees a path to competitive compensation and benefits

• Creates greater career opportunities for employees over long term

Shareholders and Stakeholders

• Substantial synergies and significant upside potential drive superior value